FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document
1.	Research In Motion Reports Second Quarter Results

September 24, 2009
FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS SECOND QUARTER RESULTS

Waterloo, ON – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported second quarter results for the three months ended August 29, 2009 (all figures in U.S. dollars and U.S. GAAP, except where indicated).

Revenue for the second quarter of fiscal 2010 was $3.53 billion, up 3% from $3.42 billion in the previous quarter and up 37% from $2.58 billion in the same quarter of last year. The revenue breakdown for the quarter was approximately 81% for devices, 14% for service, 2% for software and 3% for other revenue.   During the quarter, RIM shipped approximately 8.3 million devices.

Approximately 3.8 million net new BlackBerry® subscriber accounts were added in the quarter.  At the end of the quarter, the total BlackBerry subscriber account base was approximately 32 million.

"We are pleased to report a strong second quarter with excellent financial performance, successful product launches and accelerating growth in international markets and new market segments," said Jim Balsillie, Co-CEO at Research In Motion. "RIM is entering the second half of the fiscal year and approaching the holiday buying season with an impressive product portfolio, continuing business momentum and strong marketing support from our partners around the world."

GAAP net income for the quarter was $475.6 million, or $0.83 per share diluted, compared with GAAP net income of $643.0 million, or $1.12 per share diluted, in the prior quarter and net income of $495.5 million, or $0.86 per share diluted, in the same quarter last year.  Adjusted net income for the second quarter was $588.4 million, or $1.03 per share diluted, reflecting a tax rate of 28.5%.  Adjusted net income and adjusted diluted earnings per share exclude the impact of a charge of $112.8 million for the payment of the settlement of all outstanding worldwide patent litigation with Visto Corporation, the details of which were disclosed in a press release dated July 16, 2009.  This charge and its related impacts on net income and diluted EPS are summarized in the table below.

Reconciliation of GAAP net income to adjusted net income
(United States dollars, in thousands except per share data)

	For the quarter ended August 29, 2009
	Net Income	Diluted EPS
As reported	$475,621	$0.83

Adjustment:

Litigation, net of income tax(1)	112,809	0.20
Adjusted	$588,430	$1.03

Note:  Adjusted net income and adjusted diluted earnings per share do not have any standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers.  The company believes that the presentation of adjusted net income and adjusted diluted earnings per share enables the Company and its shareholders to better assess RIM's operating results relative to its operating results in prior periods and improves the comparability of the information presented.  Investors should consider these non-GAAP financial measures in the context of RIM's GAAP results.

(1) In the second quarter of fiscal 2010, the Company settled all outstanding worldwide litigation with Visto Corporation for a total payment of $267.5 million of which $163.8 million ($112.8 million net of tax) was expensed as a litigation charge in the second quarter of fiscal 2010.  The remainder of the payment was recorded as intangible assets.  Further details of the settlement were disclosed in a press release dated July 16, 2009.

Revenue for the third quarter of fiscal 2010 ending November 28, 2009 is expected to be in the range of $3.60-$3.85 billion.  Gross margin for Q3 is expected to be approximately 43%.  Net subscriber account additions in the third quarter are expected to be in the range of 4.0-4.3 million.  Earnings per share for the third quarter are expected to be in the range of $1.00-$1.08 per share diluted.

The total of cash, cash equivalents, short-term and long-term investments was $2.50 billion as at August 29, 2009, compared to $2.42 billion at the end of the previous quarter, an increase of $78.5 million over the prior quarter. Cash flow from operations in Q2 was approximately $564 million which was offset primarily by capital expenditures of approximately $307 million and intangible asset purchases of approximately $179 million.

A conference call and live webcast will be held beginning at 5 pm ET, September 24, 2009, which can be accessed by dialing 800-733-7571 (North America), 416-915-5761 (outside North America). The replay of the company’s Q2 conference call can be accessed after 7 pm ET, September 24, 2009 until midnight ET, October 8, 2009.  It can be accessed by dialing 416-640-1917 and entering passcode 21289982#.   The conference call will also appear on the RIM website live at 5 pm ET and will be archived at http://www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Marisa Conway Brodeur (PR Agency for RIM) (212) 336-7509 mconway@brodeur.com	Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.com

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements relating to RIM's revenue, gross margin, earnings, net subscriber account additions and operating expense expectations for the third quarter of fiscal 2010, customer demand, penetration of new markets, product initiatives and anticipated growth.  The terms and phrases “accelerating”, “approaching”, “continuing business momentum”, “strong marketing support”, “expected”, and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints and new product introductions.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: reduced spending by customers and other risks relating to the uncertainty of economic and geopolitical conditions; risks relating to RIM's intellectual property rights; RIM's ability to enhance current products and develop new products and services; RIM's reliance on carrier partners, third-party manufacturers, third-party network developers and suppliers; risks relating to the efficient and uninterrupted operation of RIM’s network operations centre; risks related to RIM’s international operations; and intense competition.  These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data)(unaudited)

Consolidated Statements of Operations

	For the three months ended			For the six months ended
	August 29, 2009	May 30, 2009	August 30, 2008	August 29, 2009	August 30, 2008

Revenue	$3,525,692	$3,423,510	$2,577,330	$6,949,202	$4,819,895
Cost of sales	1,971,296	1,931,985	1,270,473	3,903,281	2,375,681
Gross margin	1,554,396	1,491,525	1,306,857	3,045,921	2,444,214

Gross margin %	44.1%	43.6%	50.7%	43.8%	50.7%

Operating Expenses
Research and development	235,571	219,777	181,347	455,348	309,123
Selling, marketing and
administration	429,748	514,291	379,644	944,039	706,236
Amortization	73,292	67,396	43,633	140,688	80,185
Litigation	163,800	-	-	163,800	-
	902,411	801,464	604,624	1,703,875	1,095,544

Income from operations	651,985	690,061	702,233	1,342,046	1,348,670

Investment income	7,625	9,136	17,168	16,761	36,145

Income before income taxes	659,610	699,197	719,401	1,358,807	1,384,815

Provision for income taxes	183,989	56,167	223,855	240,156	406,754

Net income	$475,621	$643,030	$495,546	$1,118,651	$978,061

Earnings per share
Basic	$0.84	$1.13	$0.88	$1.97	$1.73
Diluted	$0.83	$1.12	$0.86	$1.95	$1.70

Weighted average number of common shares outstanding (000’s)
Basic	567,789	566,787	564,899	567,288	564,222
Diluted	573,565	573,259	574,831	573,441	574,738

Total common shares outstanding (000's)	568,219	567,368	565,370	568,219	565,370

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data)(unaudited)

Consolidated Balance Sheets

As at	August 29, 2009	February 28, 2009

Assets
Current
Cash and cash equivalents	$1,083,251	$835,546
Short-term investments	580,921	682,666
Trade receivables	2,365,106	2,112,117
Other receivables	248,162	157,728
Inventory	572,761	682,400
Other current assets	189,676	187,257
Deferred income tax asset	175,568	183,872
	5,215,445	4,841,586

Long-term investments	833,575	720,635
Capital assets	1,737,403	1,334,648
Intangible assets	1,291,454	1,066,527
Goodwill	146,557	137,572
Deferred income tax asset	-	404
	$9,224,434	$8,101,372

Liabilities
Current
Accounts payable	$496,005	$448,339
Accrued liabilities	1,603,842	1,238,602
Income taxes payable	-	361,460
Deferred revenue	66,912	53,834
Deferred income tax liability	-	13,116
	2,166,759	2,115,351

Deferred income tax liability	43,265	87,917
Income taxes payable	27,790	23,976
	2,237,814	2,227,244

Shareholders’ Equity
Capital stock	2,236,190	2,208,235
Treasury shares	(45,081)	-
Retained earnings	4,664,361	3,545,710
Additional paid-in capital	139,113	119,726
Accumulated other comprehensive income (loss)	(7,963)	457
	6,986,620	5,874,128
	$9,224,434	$8,101,372

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data)(unaudited)

Consolidated Statements of Cash Flows

	For the six months ended August 29, 2009	For the six months ended August 30, 2008

Cash flows from operating activities
Net income	$1,118,651	$978,061

Items not requiring an outlay of cash:
Amortization	269,164	125,995
Deferred income taxes	(19,621)	(18,678)
Income taxes payable	3,814	(2,204)
Stock-based compensation	25,747	19,600
Other	(7,915)	12,080
Net changes in working capital items	(194,001)	(515,775)
Net cash provided by operating activities	1,195,839	599,079

Cash flows from investing activities
Acquisition of long-term investments	(369,111)	(173,642)
Proceeds on sale or maturity of long-term investments	183,847	143,674
Acquisition of capital assets	(554,558)	(386,039)
Acquisition of intangible assets	(242,379)	(331,027)
Business Acquisitions	(131,541)	-
Acquisition of short-term investments	(279,226)	(335,768)
Proceeds on sale or maturity of short-term investments	473,655	408,171
Net cash used in investing activities	(919,313)	(674,631)

Cash flows from financing activities
Issuance of common shares	18,890	21,927
Excess tax benefits from stock-based compensation	2,705	12,146
Purchase of treasury shares	(45,081)	-
Repayment of debt	(6,099)	(166)
Net cash (used in) provided by financing activities	(29,585)	33,907
Effect of foreign exchange gain on cash and cash equivalents	764	(11,679)
Net increase (decrease) in cash and cash equivalents for the
period	247,705	(53,324)

Cash and cash equivalents, beginning of period	835,546	1,184,398
Cash and cash equivalents, end of period	$1,083,251	$1,131,074

As at	August 29, 2009	May 30, 2009

Cash and cash equivalents	$1,083,251	$1,135,325
Short-term investments	580,921	619,914
Long-term investments	833,575	663,990
	$2,497,747	$2,419,229

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	September 24, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations